Filed by Thermon Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Thermon Group Holdings, Inc.

Commission File No.: 001-35159

CECO Environmental and Thermon Group Holdings Announce Election Deadline for Thermon Stockholders to Elect Form of Merger Consideration

ADDISON, Texas, and AUSTIN, Texas, May 15, 2026 – CECO Environmental Corp. (Nasdaq: CECO) (“CECO”) and Thermon Group Holdings, Inc. (NYSE: THR) (“Thermon”) jointly announced today that, in connection with CECO’s pending acquisition of Thermon (the “Transaction”), the deadline for Thermon stockholders to elect the form of merger consideration they wish to receive in the Transaction, as described in more detail below, has been set for 5:00 p.m., Central Time, on May 22, 2026 (such deadline, as it may be extended, the “Election Deadline”). The Election Deadline is based on CECO’s and Thermon’s expectation that the Transaction will close on June 1, 2026, subject to the approval of the stockholders of Thermon and CECO and the satisfaction of other customary closing conditions.

Thermon stockholders of record wishing to make an election as to the form of consideration they wish to receive must deliver a properly completed and signed election form or online election (the “Election Form”), together with all required documents and materials, to Broadridge Financial Solutions, Inc. (the “Exchange Agent”) in accordance with the instructions set forth in the Election Form. An election will be valid only if a properly completed Election Form, together with all required documents and materials set forth in the Election Form and the instructions thereto, is received by the Exchange Agent by the Election Deadline.

Thermon stockholders who hold shares through a bank, broker, or other nominee should contact their bank, broker, or other nominee for instructions on how to make an election for the form of consideration they wish to receive. Such stockholders who hold shares through a bank, broker, or other nominee may be subject to an earlier election deadline and must carefully review and properly complete any election materials they received from their bank, broker or other nominee regarding how to make an election.

As further described in (i) the Agreement and Plan of Merger, dated as of February 23, 2026, by and among CECO, Thermon and the other parties thereto (the “Merger Agreement”), (ii) the joint proxy statement/prospectus of Thermon and CECO (the “Joint Proxy Statement/Prospectus”), which has been mailed to the stockholders of Thermon and CECO, included in the registration statement on Form S-4 filed by CECO with the Securities and Exchange Commission (the “SEC”) and declared effective on April 22, 2026, and (iii) the Election Form and accompanying election materials, each issued and outstanding share of common stock, par value $0.001 per share, of Thermon shall, subject to certain exceptions as set forth in the Merger Agreement, have the right to elect to receive: (i) 0.8110 of a share of CECO common stock (the “Stock Consideration”), (ii) a combination of 0.6840 of a share of CECO common stock and $10.00 in cash (without interest) (the “Mixed Consideration”), or (iii) $63.89 in cash (without interest) (the “Cash Consideration”). The Cash Consideration and Stock Consideration are each subject to proration as described in the Merger Agreement. Thermon stockholders who do not return a properly completed Election Form, together with all required documents and materials set forth in the Election Form and the instructions thereto, to the Exchange Agent by the Election Deadline will be deemed to have elected the Mixed Consideration.

Thermon stockholders should carefully read the definitive Joint Proxy Statement/Prospectus, the Election Form and all election materials provided to them before making their elections. Any change to the Election Deadline will not alter the deadline for Thermon’s stockholders or CECO stockholders to vote on the proposals to be presented for approval at Thermon’s upcoming special meeting of stockholders and CECO’s upcoming annual meeting of stockholders, respectively.

About CECO

CECO Environmental is a leading environmentally focused, diversified industrial company, serving a broad landscape of industrial air, industrial water, and energy transition markets globally through its key business segments: Engineered Systems and Industrial Process Solutions. Providing innovative technology and application expertise, CECO helps companies grow their business with safe, clean, and more efficient solutions that help protect people, the environment and industrial equipment. In regions around the world, CECO works to improve air quality, optimize the energy value chain, and provide custom solutions for applications in power generation, petrochemical processing, refining, midstream gas transport and treatment, electric vehicle and battery production, metals and mineral processing, polysilicon production, battery recycling, beverage can production, and produced and oily water/wastewater treatment along with a wide range of other industrial applications. CECO is listed on Nasdaq under the ticker symbol “CECO.” Incorporated in 1966, CECO’s global headquarters is in Addison, Texas. For more information, please visit www.cecoenviro.com.

About Thermon

Thermon is a diversified industrial technology company and a global leader in industrial process heating, temperature maintenance, environmental monitoring, and temporary power distribution solutions. We deliver engineered solutions that enhance operational awareness, safety, reliability, and efficiency to deliver the lowest total cost of ownership. Thermon is headquartered in Austin, Texas. For more information, please visit www.thermon.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This press release is being made in respect of the proposed merger transaction (the “Proposed Transaction”) involving Thermon Group Holdings, Inc. (“Thermon”) and CECO Environmental Corp. (“CECO”), among other things. In connection therewith, CECO has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) including the Joint Proxy Statement/Prospectus. Each of CECO and Thermon may also file other relevant documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or any other document that CECO or Thermon, as applicable, may file with the SEC in connection with the Proposed Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CECO AND THERMON ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CECO, THERMON, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus, as well as other filings containing important information about CECO, Thermon and the Proposed Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by CECO will be available free of charge on CECO’s website at https://investors.cecoenviro.com. Copies of the documents filed with the SEC by Thermon will be available free of charge on Thermon’s website at https://ir.thermon.com. The information included on, or accessible through, CECO’s or Thermon’s website is not incorporated by reference into this communication.

Participants in the Solicitation

CECO, Thermon and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about the directors and executive officers of CECO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) the Joint Proxy Statement/Prospectus and (ii) to the extent holdings of CECO’s securities by the directors or executive officers of CECO have changed since the amounts set forth in the Joint Proxy Statement/Prospectus, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin /own-disp?action=getissuer&CIK=0000003197.

Information about the directors and executive officers of Thermon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) the Joint Proxy Statement/Prospectus and (ii) to the extent holdings of Thermon’s securities by the directors or executive officers of Thermon have changed since the amounts set forth in the Joint Proxy Statement/Prospectus, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin /own-disp?action=getissuer&CIK=0001489096.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC regarding the Proposed Transaction. Investors should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from CECO and Thermon using the sources indicated above.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this press release that address events, or developments that CECO and Thermon expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the Proposed Transaction. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this press release. These include the expected timing and likelihood of completion of the Proposed Transaction, including the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the risk that the parties may not be able to satisfy remaining conditions to the Proposed Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Proposed Transaction, the risk that any announcements relating to the Proposed Transaction could have adverse effects on the market price of CECO’s common stock or Thermon’s common stock, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of CECO and Thermon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Proposed Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond CECO’s or Thermon’s control, including those detailed in the Joint Proxy Statement/Prospectus, CECO’s annual reports on Form 10-K, CECO’s quarterly reports on Form 10-Q and CECO’s current reports on Form 8-K that are, in each case, available on its website at https://investors.cecoenviro.com and on the SEC’s website at https://www.sec.gov, and those detailed in Thermon’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Thermon’s website at https://ir.thermon.com and on the SEC’s website at https://www.sec.gov.

All forward-looking statements are based on assumptions that CECO or Thermon believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by CECO and Thermon in light of their perceptions of current conditions, expected future developments, and other factors that CECO and Thermon believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this press release speak as of the date of this press release.

Neither CECO nor Thermon undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Contacts:

CECO Contacts:

Marcio Pinto

Vice President - Financial Planning & Investor Relations

Investor.Relations@OneCECO.com

Investor Relations:

Steven Hooser and Jean Marie Young

Three Part Advisors, LLC

214-872-2710

Investor.Relations@OneCECO.com

Media:

Ed Trissel / Joseph Sala

Joele Frank, Wilkinson Brimmer Katcher

CECO-JF@joelefrank.com